UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2026

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 537th MEETING OF THE BOARD OF DIRECTORS OF
TELEFÔNICA BRASIL S.A., HELD ON NOVEMBER 5, 2026

1.             DATE, TIME AND VENUE: On November 5, 2026, at 6:00 p.m., held at the headquarters of Telefônica Brasil S.A. (“Company”), located at Avenida Engenheiro Luiz Carlos Berrini, No. 1376, 32nd floor, Viva Tudo room, Cidade Monções district, City of São Paulo, State of São Paulo.

2.            CALL NOTICE AND ATTENDANCE: The call notice was waived given the presence of all members of the Company’s Board of Directors, who subscribe to these minutes, pursuant to Article 15, paragraph 2, of the Internal Regulations of the Company’s Board of Directors and Technical and Advisory Committees, establishing, therefore, quorum for instating the meeting, in accordance with the Company’s Bylaws. The Company’s General Secretary and Legal Officer, Mr. Breno Rodrigo Pacheco de Oliveira, also attended the meeting as Secretary.

3.            PRESIDING BOARD: Eduardo Navarro de Carvalho – Chairman of the Meeting; Breno Rodrigo Pacheco de Oliveira – Meeting Secretary.

4.            AGENDA AND RESOLUTION: After examining and discussing the matters on the Agenda, the members of the Board of Directors unanimously decided as follows:

4.1.      Appointment of a member of the Company’s Board of Directors: The Board members acknowledged the resignation submitted on this date, effective November 6, 2026, by Mr. Ignácio Maria Moreno Martínez from his positions as a member of the Board of Directors and a member of the Company’s Audit and Control Committee, pursuant to the Resignation Letter to be kept on file at the Company’s headquarters and attached to these minutes as Annex A. The members of the Board of Directors expressed their gratitude to Mr. Ignácio Maria Moreno Martínez for the valuable services rendered to the Company in the performance of such positions, always with the utmost dedication and professionalism, and wished him every success in his future endeavors.

In view of the foregoing, the appointment of Mr. Ernesto Daniel Gardelliano, an Argentine citizen, married, public accountant, holder of Passport No. AAJ480458 and Brazilian Individual Taxpayer Registry (CPF) No. 059.895.887-80, resident and domiciled in the City of Madrid, Spain, with business address at Avenida Engenheiro Luiz Carlos Berrini, No. 1376, City of São Paulo, State of São Paulo, ZIP Code 04571-936, to serve as a member of the Company’s Board of Directors as of November 6, 2026, replacing Mr. Ignácio Maria Moreno Martínez, pursuant to Article 150 of Law No. 6,404/1976 (“Corporations Law”), until the next General Shareholders’ Meeting of the Company, was approved. At such meeting, his appointment will be submitted for ratification for a term

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 537th MEETING OF THE BOARD OF DIRECTORS OF
TELEFÔNICA BRASIL S.A., HELD ON NOVEMBER 5, 2026

corresponding to the remainder of the other Board members’ term of office, ending on the date of the Annual General Shareholders’ Meeting to be held in 2028. Mr. Ignácio Maria Moreno Martínez abstained from voting on this resolution.

The newly appointed Board member stated that he is not subject to any legal impediment to holding the position to which he was appointed and that he is able to execute the statement of eligibility required under Article 147 of the Corporations Law and CVM Resolution No. 80/2022 (“CVM Resolution 80”). The Board member will take office on November 6, 2026, upon execution of the applicable instrument of investiture and statement of eligibility, which will be kept on file at the Company’s headquarters.

Accordingly, as of November 6, 2026, the Company’s Board of Directors will be composed as follows: Chairman of the Board of Directors: Eduardo Navarro de Carvalho; Members of the Board of Directors: Andrea Capelo Pinheiro; Cesar Mascaraque Alonso; Christian Mauad Gebara; Cristina Presz Palmaka de Luca; Denise Soares dos Santos; Ernesto Daniel Gardelliano; Gregorio Martínez Garrido; Jordi Gual Solé; Marc Xirau Trias; Maria Cristina Rotondo Urcola; and Solange Sobral Targa.

4.2.     Review of the proposal to change the composition of the Board of Directors’ Committees: The General Secretary and Legal Officer, Mr. Breno Rodrigo Pacheco de Oliveira, submitted to the Board of Directors a proposal to change the composition of the Board of Directors’ Committees, as previously reviewed by the Nominating, Compensation and Corporate Governance Committee, as described below:

4.2.1.   Audit and Control Committee: The appointment of Board member Mr. Marc Xirau Trias, a Spanish citizen, married, attorney-at-law, holder of Passport No. PAU630799, resident and domiciled in the City of Barcelona, Spain, with business address at Avenida Diagonal, No. 449, 5th floor, City of Barcelona, Spain, 08036, to serve on the Audit and Control Committee as Chairman, replacing Mr. Ignácio Maria Moreno Martínez, was proposed. Accordingly, the Committee will be composed of the following members: Marc Xirau Trias, as Chairman of the Committee; Andrea Capelo Pinheiro; and Jordi Gual Solé. Ms. Andrea Capelo Pinheiro will remain the Company’s Financial Expert.

4.2.2. Nominating, Compensation and Corporate Governance Committee: The appointment of Board member Mr. Cesar Mascaraque Alonso, a Spanish citizen, married, industrial engineer, holder of Passport No. XDE608724, resident and domiciled in Monaco, with business address at Avenida Engenheiro Luiz Carlos Berrini, No. 1376,

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 537th MEETING OF THE BOARD OF DIRECTORS OF
TELEFÔNICA BRASIL S.A., HELD ON NOVEMBER 5, 2026

City of São Paulo, State of São Paulo, ZIP Code 04571-936, to serve on the Nominating, Compensation and Corporate Governance Committee, replacing Mr. Marc Xirau Trias, was proposed. Accordingly, the Committee will be composed of the following members: Eduardo Navarro de Carvalho, as Chairman of the Committee; Cesar Mascaraque Alonso; and Denise Soares dos Santos.

4.2.3. Quality and Sustainability Committee: The appointment of Board member Ms. María Cristina Rotondo Urcola, a Spanish citizen, divorced, economist, holder of Passport No. PAD727644, resident and domiciled in the City of Madrid, Spain, with business address at Calle Clavileño, No. 65, City of Madrid, Spain, 28002, to serve on the Quality and Sustainability Committee, replacing Mr. Cesar Mascaraque Alonso, was proposed. Accordingly, the Committee will be composed of the following members: Denise Soares dos Santos, as Chair of the Committee; María Cristina Rotondo Urcola; Cristina Presz Palmaka de Luca; Solange Sobral Targa; and Gregorio Martínez Garrido. Ms. Cristina Presz Palmaka de Luca will remain the Company’s sustainability subject-matter expert.

The Committee members appointed herein will serve for the remainder of their current term as Board members, that is, until the date of the Annual General Shareholders’ Meeting to be held in 2028.

The members of the Board of Directors approved the changes to the composition of the Audit and Control Committee, the Quality and Sustainability Committee, and the Nominating, Compensation and Corporate Governance Committee, as proposed.

5.            CLOSING: There being no further matters to discuss, the Chairman of the Board of Directors adjourned the meeting, and these minutes were drawn up. São Paulo,

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 537th MEETING OF THE BOARD OF DIRECTORS OF
TELEFÔNICA BRASIL S.A., HELD ON NOVEMBER 5, 2026

November 5, 2026. (aa) Eduardo Navarro de Carvalho, Chairman of the Board of Directors; Andrea Capelo Pinheiro; Cesar Mascaraque Alonso; Christian Mauad Gebara; Cristina Presz Palmaka de Luca; Denise Soares dos Santos; Gregorio Martínez Garrido; Ignácio Maria Moreno Martínez; Jordi Gual Solé; Marc Xirau Trias; María Cristina Rotondo Urcola; and Solange Sobral Targa. Meeting Secretary: Breno Rodrigo Pacheco de Oliveira

I hereby certify that these minutes are a faithful copy of the minutes of the 537th Meeting of the Board of Directors of Telefônica Brasil S.A., held on November 5, 2026, drawn up in the Company’s book. This is a free English translation.

___________________________________________ Breno Rodrigo Pacheco de Oliveira Meeting Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	November 6, 2026	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director